UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Carisma Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

14216R 101

(CUSIP Number)

Trustees of the University of Pennsylvania

2929 Walnut Street, Suite 300

Philadelphia, PA 19104

(215) 898-1903

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428304307

1	Names of Reporting Persons Trustees of the University of Pennsylvania
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,252,107
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,252,107
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,252,107
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.10%(1)
14	Type of Reporting Person CO

(1)

As more fully described in the responses to Items 3 through 6 of this Schedule 13D, based on approximately 40,356,806 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of November 6, 2023.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment”) to Schedule 13D is filed by The Trustees of the University of Pennsylvania (the “Reporting Person”) with respect to the common stock, par value $0.001 (“Common Stock”) of Carisma Therapeutics, Inc. a Delaware corporation (the “Issuer”), originally filed on behalf of the Reporting Person with the United States Securities and Exchange Commission (the “SEC”) on March 17, 2023 (the “Original Schedule 13D”) to amend and restate the disclosures provided in Items 5(a) – (c) of the Original Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The disclosures provided in Item 5(a) – (c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) Items 7 to 11 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) The transactions effected by the Reporting Person in respect of Common Stock since the most recent filing of the Reporting Person on Schedule 13D are set forth on the below table. All transactions below were effected by the Reporting Person in open market transactions at prevailing markets prices.

Transaction Date	Price Per Share	Number of Shares	Transaction
9/13/2023	5.0000	2,762	Sale
9/13/2023	4.8242	19,884	Sale
9/14/2023	4.7232	23,043	Sale
9/15/2023	4.8628	43,683	Sale
9/15/2023	5.0133	600	Sale
9/18/2023	5.0000	200	Sale
9/18/2023	4.8095	29,462	Sale
9/19/2023	4.6000	35,380	Sale
9/20/2023	4.5610	32,801	Sale
9/21/2023	3.9681	61,003	Sale
9/22/2023	3.9459	38,669	Sale
9/22/2023	4.0700	80	Sale
9/25/2023	4.0992	23,908	Sale
9/26/2023	4.2474	13,741	Sale
9/27/2023	4.4373	41,186	Sale
9/28/2023	4.3725	27,254	Sale
9/29/2023	4.2700	29,312	Sale
10/2/2023	4.2569	11,299	Sale
10/9/2023	4.3295	16,382	Sale
10/10/2023	4.3141	22,530	Sale
10/11/2023	4.1729	82,680	Sale
10/12/2023	3.5780	57,745	Sale
10/13/2023	3.4588	57,547	Sale
10/16/2023	3.3783	38,638	Sale
10/17/2023	3.3855	42,968	Sale
10/18/2023	3.0518	42,889	Sale
10/19/2023	2.9741	28,615	Sale
10/20/2023	2.8496	25,963	Sale
10/23/2023	2.7788	40,794	Sale
10/24/2023	2.8627	27,662	Sale
10/25/2023	2.7829	12,025	Sale

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 26, 2024

THE TRUSTEES OF THE UNIVERSITY OF PENNSYLVANIA

By:	/s/ Margaret Heer
Name:	Margaret Heer
Title:	Associate Treasurer